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                                                                    Exhibit 5.1



                                October 6, 1994




Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015

Intramed Laboratories, Inc.
11100 Roselle Street
San Diego, California 92121

                  RE: BAXTER INTERNATIONAL INC. ACQUISITION OF INTRAMED
                        LABORATORIES, INC./TAX OPINION

Gentlemen:

            You have requested our opinion with respect to certain federal income tax consequences of the acquisition of Intramed Laboratories, Inc. ("Intramed") by Baxter International Inc. ("Baxter"). The acquisition will be accomplished by a merger (the "Merger") of Intramed with and into a wholly owned subsidiary of Baxter, Baxter CVG Sub Inc. ("Subsidiary"), pursuant to an Agreement and Plan of Reorganization dated as of March 30, 1994 (the "Merger Agreement"), among Baxter, Intramed and Subsidiary.

            In rendering the opinion expressed herein, we have reviewed the Merger Agreement and the Registration Statement on Form S-4 of Baxter covering the shares of Baxter common stock to be issued in the Merger. (Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.)

            We have relied upon the accuracy of the factual statements and representations set forth in the Merger Agreement and the Registration Statement. In addition, we have relied upon certain further representations relating to the Merger provided by Baxter, Intramed and certain shareholders of Intramed, as reflected in the representation certificates attached hereto. This opinion is expressly conditioned upon the accuracy, as of the effective time of the Merger (the "Effective Time"), of the aforementioned factual statements and representations. We have not undertaken, nor are we in a position to undertake, any independent investigation to verify the accuracy of such factual statements or representations.


            We are of the opinion that, assuming the consummation of the Merger in accordance with the Merger Agreement and the accuracy of the factual statements and

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representations described above as of the Effective Time and subject to the exceptions, limitations and qualifications discussed below, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986 (the "Code").




            Accordingly, subject to the limitations and qualifications referred to herein, as a result of qualifying as a reorganization within the meaning of
Section 368(a)(1), the Merger will have the following federal income tax consequences for the Intramed Shareholders, Intramed and Baxter:


            1. No gain or loss will be recognized by the Intramed Shareholders as a result of the exchange of shares of Intramed Common Stock for shares of Baxter Common Stock pursuant to the Merger, except that gain or loss will be recognized upon the receipt of cash received in lieu of fractional shares.

            2. The aggregate tax basis of the shares of Baxter Common Stock received by the Intramed Shareholders pursuant to the Merger will equal the aggregate tax basis of shares of Intramed Common Stock exchanged for Baxter Common Stock in the Merger (reduced by any amount allocable to fractional share interests for which cash is received).

            3. The holding period of the shares of Baxter Common Stock received by each Intramed Shareholder pursuant to the Merger will include the holding period for the shares of Intramed Common Stock of such Shareholder exchanged in the Merger, provided such Intramed Common Stock is held by the Intramed Shareholders as a capital asset at the Effective Time.

            4. An Intramed Shareholder who exercises dissenters' rights with respect to a share of Intramed Common Stock and receives payment for such share in cash will generally recognize gain or loss for federal income tax purposes, measured by the difference between the holder's basis in such share and the amount of cash received, provided that the payment is neither essentially equivalent to a dividend within the meaning of Section 302 nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) (collectively, "a Dividend Equivalent Transaction"). A sale of Intramed Common Stock pursuant to an exercise of dissenters' rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the dissenter owns no shares of Baxter Common Stock (either actually or constructively within the meaning of Section 318 such as through attribution of stock ownership through family members). If, however, an Intramed Shareholder's sale for cash of Intramed Common Stock is a Dividend Equivalent Transaction, then such Shareholder will generally recognize ordinary income for federal income tax purposes in an amount equal to the entire amount of the cash so received.



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            5.    Neither Baxter nor Intramed will recognize gain or loss as a result of the issuance of Baxter Common Stock to the Intramed Shareholders pursuant to the Merger.


            You should understand that our opinion is conditioned in particular on the satisfaction of the so-called "continuity of interest" requirement for qualification of a merger as a Section 368(a)(1)(A) reorganization. The Service interprets the continuity of interest requirement for advance ruling purposes to require that there must be a continuing interest through stock ownership in the acquiring corporation on the part of former shareholders of the acquired corporation equal in value on the date of the reorganization to at least 50% of the value of all of the outstanding stock of the acquired corporation as of such date. A number of court decisions, have held that the continuity of interest requirement can be satisfied with acquiring corporation stock equal in value to somewhat less than the 50% required for advance ruling purposes. See, e.g., JOHN
A. NELSON CO. V. HELVERING, 296 U.S. 374 (1935) (approximately 38% stock sufficient for continuity of interest).




            If the acquisition of Intramed Common Stock from the Majority Shareholders in exchange for Common Stock (the "Exchange") and the Merger (collectively, the Exchange and the Merger are referred to as the "Reorganization") are treated as two parts of a single integrated transaction, then the Majority Shareholders and the remaining Shareholders will receive solely shares of Baxter Common Stock for 100% of the Intramed Common Stock held before the Reorganization (other than cash for fractional shares and dissenters' shares). In the event of this characterization, the continuity of interest requirement should be satisfied, assuming the accuracy of the representations provided by the Majority Shareholders, the management of Intramed and the management of Baxter. It is not clear whether the shares of Baxter Common Stock received by the Majority Shareholders in the Exchange will be combined with the shares of Baxter Common Stock received in the Merger for purposes of determining whether the continuity of interest requirement has been satisfied. However, even if the shares received by the Majority Shareholders are not so included, the consideration received by the Intramed Shareholders other than the Majority Shareholders in the Merger should still satisfy the continuity of interest requirement, based upon the authority set forth above and assuming the accuracy of the representations provided by the Majority Shareholders, the management of Intramed and the management of Baxter.


      The continuity of interest test also requires that the former shareholders of the acquired corporation not dispose of their stock interest in the acquiring corporation pursuant to a plan or intention which existed on the date of or prior to the reorganization. To satisfy this aspect of the continuity of interest requirement, the Intramed Shareholders must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their Intramed Common Stock in anticipation of the Merger or (ii) the Baxter Common Stock to be received in the Merger, such that the


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Intramed Shareholders, as a group, would no longer have a significant equity interest in the Intramed business being conducted by Baxter and Acquisition after the Merger. The Majority Shareholders, the management of Intramed and the management of Baxter have represented that no such plan or intention exists, and our opinion is conditioned on the Intramed Shareholders not having any such plan or intention.

            Notwithstanding the foregoing, counsel cannot assure the parties that the continuity of interest requirement will be satisfied, and if such requirement is not satisfied, the Merger will not be treated as a reorganization within the meaning of Section 368(a)(1)(A). A successful challenge to the tax status of the Merger by the Internal Revenue Service (as a result of a failure to satisfy the continuity of interest requirement or otherwise) would result in an Intramed Shareholder recognizing gain or loss with respect to each share of Intramed Common Stock surrendered equal to the difference between the Intramed Shareholder's basis in such share and the fair market value, as of the Effective Time, of the Baxter Common Stock received in exchange therefor. In such event, an Intramed Shareholder's aggregate basis in the Baxter Common Stock so received would equal its fair market value, and the Intramed Shareholder's holding period for such stock would begin the day after the Merger. Furthermore, a successful challenge to the tax status of the Merger could cause taxable gain to be recognized by Intramed, measured by the excess of the (i) fair market value of the Baxter Common Stock transferred and the liabilities of Intramed being assumed or taken subject to by Subsidiary, over (ii) Intramed's aggregate tax basis in its assets.

            Even if the Merger qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, a recipient of shares of Baxter Common Stock would recognize gain to the extent that such shares are considered to be received in exchange for services or property (other than solely stock of Intramed). All or a portion of such gain may be taxable as ordinary income. Gain would also have to be recognized to the extent that a Shareholder is treated as receiving (directly or indirectly) consideration other than Baxter Common Stock in exchange for the shares of Intramed Common Stock.

                                   #   #   #

            Our opinion is subject to the exceptions, limitations and qualifications set forth below.

            A. NO OPINION IS EXPRESSED AS TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OR THE EXCHANGE (OR ANY OTHER TRANSACTION) TO THE MAJORITY SHAREHOLDERS. THIS OPINION IS ADDRESSED SOLELY TO THE TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF INTRAMED OTHER THAN THE MAJORITY SHAREHOLDERS.



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            B.    This opinion represents only our best legal judgment as to the probable outcome of the tax issues addressed herein and is not binding on the Internal Revenue Service or the courts. Our opinion is based on the Code and existing judicial decisions and administrative pronouncements, all of which are subject to change at any time, prospectively or retroactively. No assurance can be given that future legislation, regulations, administrative pronouncements or court decisions will not significantly change the law and materially affect the conclusions expressed herein. Any such change could significantly alter the tax consequences of the Merger.


            C. This opinion addresses only the tax consequences specifically enumerated above and does not address any other federal, state, local or foreign tax consequences that may result to Baxter, Intramed or their shareholders from the Merger or any other transaction (including any transaction undertaken in connection with the Merger). In addition, we express no opinion regarding (1) the tax consequences of the Merger that may be relevant to particular classes of Intramed shareholders such as dealers in securities, corporate shareholders subject to the alternative minimum tax and foreign persons (2) the tax treatment of the Merger to holders of warrants, options or other rights to purchase Intramed Stock (3) the tax consequences to any party of any compensation for services paid (in cash or in kind) in connection with or pursuant to the Merger, or (4) the tax consequences of the Exchange or Merger to Subsidiary if the Exchange and Merger are treated as separate transactions rather than part of a single integrated transaction.


            D. No opinion is expressed as to the Merger if all of the transactions described in the Merger Agreement are not consummated in accordance with the terms of such Merger Agreement and without waiver or breach of any material provision thereof or if all of the representations, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any of the statements, representations or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be altered and may not be relied upon.

            E. This opinion is intended solely for the purpose of the satisfaction of the condition set forth in Section 5.5 of the Merger Agreement. This opinion may not be relied upon by any person or entity other than Baxter, Subsidiary, Intramed and the shareholders of Intramed and may not be made available to any other person or entity without our prior written consent. However, we hereby consent to the inclusion of this letter as an exhibit to the Registration Statement.

                                    Very truly yours,



                                    BROBECK, PHLEGER & HARRISON